UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2015

Commission file number: 1-10110

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.

(Exact name of Registrant as specified in its charter)

BANK BILBAO VIZCAYA ARGENTARIA, S.A.

(Translation of Registrant’s name into English)

Paseo de la Castellana, 81

28046 Madrid

Spain

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

TO THE CNMV (SECURITIES EXCHANGE COMMISSION)

Banco Bilbao Vizcaya Argentaria, S.A., pursuant to the provisions of article 82 of the Spanish Securities Market Act, proceeds by means of the present document to notify the following:

SIGNIFICANT EVENT

General Meeting of Shareholders of

BANCO BILBAO VIZCAYA ARGENTARIA, S.A.,

Held on 13 March 2015

RESOLUTION PASSED

The full text of the resolutions adopted is hereby included:

RESOLUTIONS UNDER AGENDA ITEM ONE

1.1.	Approve, in accordance with the terms of the legal documentation, the annual financial statements and management report of Banco Bilbao Vizcaya Argentaria, S.A. corresponding to the year ending 31st December 2014, as well as the Consolidated Annual Financial Statements and Management Report of the Banco Bilbao Vizcaya Argentaria Group corresponding to the same financial year.

Confer authority on Mr. Francisco González Rodríguez and the Company & Board Secretary, Mr. Domingo Armengol Calvo, severally and with powers of substitution, to deposit the individual and consolidated annual financial statements, management reports and auditors’ reports corresponding to the Bank and its Group respectively, and to issue the corresponding certificates pursuant to articles 279 of the Corporate Enterprises Act and 366 of the Companies Registry Regulations.

1.2.	Approve the proposed allocation of Banco Bilbao Vizcaya Argentaria, S.A. profits corresponding to the financial year 2014, for the sum of €1,104,789,073.74 (one billion, one hundred and four million, seven hundred and eighty-nine thousand, seventy-three euros, seventy-four cents) as follows:

•	The sum of €37,767,686.10 (thirty-seven million, seven hundred and sixty-seven thousand, six hundred and eighty-six euros, ten cents) is allocated to provision the legal reserve.

•	The sum of €470,973,496.80 (four hundred and seventy million, nine hundred and seventy-three thousand, four hundred and ninety-six euros, eighty cents) is allocated to the payment of dividends, which have been fully paid out prior to this General Meeting as interim dividends on account of the year’s dividends, pursuant to the resolution adopted by the Bank’s Board of Directors, 25th June 2014. In this respect, it is resolved to ratify insofar as is necessary the Bank’s aforementioned Board of Directors’ resolution approving the pay-out of interim dividends on account of the dividends corresponding to financial year 2014.

•	The sum of €244,362,359.03 (two hundred and forty-four million, three hundred and sixty-two thousand, three hundred and fifty-nine euros, three cents) is allocated to the cash payment stemming from the Bank’s acquisition of the free allocation rights of the shareholders who so requested it, in the free-of-charge capital increases resolved in execution of the resolutions adopted by the General Meeting, 14th March 2014, under agenda items 4.1, 4.2 and 4.3, for the implementation of the shareholder remuneration system called the “Dividend Option”.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

•	The sum of €126,037,338.28 (one hundred and twenty-six million, thirty-seven thousand, three hundred and thirty-eight euros, twenty-eight cents) is allocated to the payment made in 2014 corresponding to the distributions on the Additional Tier-1 Capital instruments issued in May 2013 and February 2014.

•	The remaining profit, i.e., the amount of €225,648,193.53 (two hundred and twenty-five million, six hundred and forty-eight thousand, one hundred and ninety-three euros, fifty-three cents) is allocated to provision the Company’s voluntary reserves.

1.3.	Approve the management of the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors in 2014.

RESOLUTIONS UNDER AGENDA ITEM TWO

Under this agenda item, in line with the proposal made to the Board of Directors by the Appointments Committee, the General Meeting approved the re-election of Mr. José Antonio Fernández Rivero, Ms. Belén Garijo López and Mr. Juan Pi Llorens, as members of the Board of Directors with the status of independent directors, for the term of office established in the Company Bylaws.

After a favourable report from the Appointments Committee, the General Meeting approved the re-election of Mr. José Maldonado Ramos, for the term of office established in the Company Bylaws, as member of the Board of Directors, with the status of external director.

Finally, following the proposal made to the Board of Directors by the Appointments Committee, the General Meeting approved the appointment, for the term of office established in the Company Bylaws, of Mr. José Miguel Andrés Torrecillas, as a new member of the Board of Directors, with the status of independent director.

All the re-elections and appointments approved by the General Meeting are provided with an explanatory report by the Board of Directors, as required by Article 529 decies of the Corporate Enterprises Act; additionally, the re-election of Mr. Maldonado Ramos is accompanied by the favourable report of the Appointments Committee. These reports have been made available to the shareholders since the notice of meeting of the Annual General Meeting was published.

Consequently, the General Meeting has adopted the following resolution:

2.1.	Re-elect to a seat as independent director on the Board of Directors for the three-year term established in the Company Bylaws, Mr. José Antonio Fernández Rivero, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.2.	Re-elect to a seat as independent director on the Board of Directors for the three-year term established in the Company Bylaws, Mrs. Belén Garijo López, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.3.	Re-elect to a seat as external director on the Board of Directors for the three-year term established in the Company Bylaws, Mr. José Maldonado Ramos, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.4.	Re-elect to a seat as independent director on the Board of Directors for the three-year term established in the Company Bylaws, Mr. Juan Pi Llorens, of legal age, married, Spanish national and with address for these purposes at Paseo de la Castellana 81, Madrid.

2.5.	Appoint to a seat as independent director on the Board of Directors for the three-year term established in the Company Bylaws, Mr. José Miguel Andrés Torrecillas, of legal age, widower, Spanish national, with tax identity document 51.862.580-H, and with address for these purposes at Paseo de la Castellana 81, Madrid.

Pursuant to paragraph 2 of article 34 of the Company Bylaws, it has been established in 15 the number of members of the Board of Directors of Banco Bilbao Vizcaya Argentaria S.A.

RESOLUTIONS UNDER AGENDA ITEM THREE

Delegate to the Board of Directors, the authority (subject to the applicable legal regulations and to prior required authorisations) to issue, within a three-year period from the date of this agreement, on one or several occasions, directly or through subsidiaries, with the full guarantee of the Bank, any type of instruments that recognise or create debt, documented in obligations, bonds of any kind, promissory notes, all type of covered bonds, warrants, mortgage participation, mortgage transfers certificates and preferred securities, totally or partially exchangeable for securities tradeable on secondary markets, already issued by the Company or by another company, or payable by cash settlement, or any other analogous financial instruments that represent or create debt, in euros or any other currency, that can be subscribed in cash or in kind, registered or bearer, unsecured or secured by any kind of collateral, including a mortgage guarantee, with or without incorporation of rights to the securities (warrants), subordinate or otherwise, for a specific or indefinite period of time, up to a maximum nominal amount of TWO HUNDRED AND FIFTY BILLION (250,000,000,000) EUROS.

Repeal the unavailed part of the authorisation conferred by the Annual General Meeting, 11th March 2011, under agenda item six, whilst maintaining the authority in force used to issue financial instruments establishment of issuance programs or to granting guarantees.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Additionally, empower the Board of Directors so that it can, as its discretion, agree on, set out and determine each and every term, characteristic and condition of every debt issuance by the Company or its subsidiaries, with the Company’s guarantee and under the authority of this agreement. This shall include but not be limited to the amount, interest rate, issuance price, nominal value of each note, its representation in the form of single or multiple certificates, registered or bearer, book entries, the amortisation form and maturity and, in general, any other aspect of any issuance. The Board of Directors shall also have the power to take any necessary measures to request, when appropriate, that the notes issued be accepted for listing on regulated or non-regulated Spanish or non-Spanish markets, subject to the rules on listing and, when appropriate, delisting, and provide any guarantees or commitments required by the applicable regulations. Furthermore, the Board will have the power to decide on any circumstances not provided for herein.

Likewise, it is resolved to empower the Board of Directors, pursuant to article 249 bis of the Corporate Enterprises Act, to delegate the authority given by the Annual General Meeting in relation to the aforementioned sections on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company.

RESOLUTIONS UNDER AGENDA ITEM FOUR

4.1 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €900,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act the balance sheet to be used as the basis of the transaction is that of 31st December 2014, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2014 stood at €6,783,835,974.33.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula, will remain in force and would be exercised by the shareholders during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London and Mexico, and via ADS’s (American Depository Shares), on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out that will be determined by observing the provisions of this resolution, within one (1) year of from the date of this resolution and to determine the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections and in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the date on which the capital increase will be carried out in accordance with the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €900,000,000), the number of rights of free allocation necessary to receive one new share in accordance with the provisions established in previous sections.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(v)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(vi)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vii)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(viii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(ix)	To draw up, sign and present the appropriate issue documents in relation to the issuance of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(x)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xi)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, , and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xii)	To draw up and publish any announcements that may be necessary or advisable.

(xiii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the capital increase, including without limit the public and private documents required.

(xiv)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.2 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act the balance sheet to be used as the basis of the transaction is that of 31st December 2014, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2014 stood at €6,783,835,974.33.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula, will remain in force and would be exercised by the shareholders during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London and Mexico, and via ADS’s (American Depository Shares), on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out that will be determined by observing the provisions of this resolution, within one (1) year of from the date of this resolution and to determine the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections and in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the date on which the capital increase will be carried out in accordance with the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation necessary to receive one new share in accordance with the provisions established in previous sections.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(v)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(vi)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vii)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(viii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(ix)	To draw up, sign and present the appropriate issue documents in relation to the issuance of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(x)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xi)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, , and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xii)	To draw up and publish any announcements that may be necessary or advisable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xiii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the capital increase, including without limit the public and private documents required.

(xiv)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.3 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act the balance sheet to be used as the basis of the transaction is that of 31st December 2014, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under its agenda item one.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2014 stood at €6,783,835,974.33.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The free allocation rights of the new shares will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula, will remain in force and would be exercised by the shareholders during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London and Mexico, and via ADS’s (American Depository Shares), on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out that will be determined by observing the provisions of this resolution, within one (1) year of from the date of this resolution and to determine the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections and in particular, on the following list which does not constitute a limitation or restriction of any kind:

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(i)	To determine the date on which the capital increase will be carried out in accordance with the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation necessary to receive one new share in accordance with the provisions established in previous sections.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

(v)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(vi)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vii)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(viii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(ix)	To draw up, sign and present the appropriate issue documents in relation to the issuance of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(x)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xi)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, , and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xii)	To draw up and publish any announcements that may be necessary or advisable.

(xiii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the capital increase, including without limit the public and private documents required.

(xiv)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

4.4 Increase the share capital by issuance of new ordinary shares each with a nominal value of €0.49, without an issue premium and of the same class and series as the shares currently outstanding, to be charged to voluntary reserves. Possibility of undersubscription. Commitment to purchase shareholder’s free allocation rights at a guaranteed price. Request for listing. Conferral of powers.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

1.	Increase of share capital to be charged to reserves.- It is resolved to increase the share capital of Banco Bilbao Vizcaya Argentaria S.A. (“BBVA”, the “Company” or the “Bank”), to be charged to voluntary reserves by an amount calculated by multiplying (a) the number of new shares to be issued as determined by the formula below, by (b) €0.49 (the nominal value of an ordinary BBVA share). The capital increase will be achieved by issuing new ordinary shares of the Company of the same class and series and with the same rights as those currently outstanding, each with a nominal value of €0.49, represented by book-entries, for free allocation to the Bank’s shareholders.

The possibility of incomplete subscription of the capital increase is expressly provided for as required by article 311 of the Corporate Enterprises Act. If the issue is undersubscribed, the share capital increase will be for the amount actually subscribed.

The number of new ordinary shares to be issued will be the outcome of the following formula, rounding down to the next whole number:

NOS / NAR

Where:

NOS (number of old shares) is the total number of BBVA shares, in which the share capital is divided on the date of the resolution to implement the capital increase; and

NAR (number of allocation rights) is the number of rights of free allocation necessary to be assigned one new share. This will be determined by the following formula, rounding up to the next whole number:

NAR = RP x NOS / RMV

Where:

RP (reference price) is the reference trading price of BBVA’s shares for the purpose of the present capital increase. This will be the arithmetic mean of the average weighted price of BBVA shares traded on the Spanish SIBE electronic trading platform over five (5) trading days prior to the date of the resolution to implement the capital increase, rounded off to the nearest one-thousandth of a euro. In the event of a half of one-thousandth of a euro, this will be rounded up to the nearest one-thousandth. In no event can the RP be less than the nominal value of the Company’s shares. Therefore, if the result of the calculation is less than €0.49, the RP will be €0.49.

RMV is the maximum reference market value of the capital increase, which cannot exceed €700,000,000.

2.	Reference balance sheet.- According to article 303 of the Corporate Enterprises Act the balance sheet to be used as the basis of the transaction is that of 31st December 2014, duly approved by the Bank’s auditor and by this General Shareholders’ Meeting under its agenda item one.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

3.	Reserves used.- The capital increase will be wholly charged against voluntary reserves, which at 31st December 2014 stood at €6,783,835,974.33.

4.	Right of free allocation.- All the Bank’s shareholders will have the right to free allocation of the new shares. Every share will convey one right of free allocation.

A certain number of rights (NDA) will be necessary to receive one new share. In order to ensure that all free allocation rights can be effectively exercised and the number of new shares will be a whole number, BBVA or a Group subsidiary will waive the corresponding number of its free allocation rights to which they would have been entitled.

5.	Assignment and transferability of rights of free allocation.- The rights of free allocation will be assigned to BBVA shareholders who are accredited as such in the accounting records of Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores S.A.U. (IBERCLEAR) at the end of the day of the publication of the capital increase announcement in the Official Gazette of the Companies Registry (BORME).

The free allocation rights of the new shares will be transferrable under the same conditions as the shares from which they derive and may be traded on the market during the period determined in accordance with article 503 of the Corporate Enterprises Act.

At the end of the trading period for the free allocation rights, new shares that cannot be assigned will be held in deposit and made available to whoever can evidence its lawful ownership. After three years, any new shares that are still pending allocation can be sold in accordance with article 117 of the Corporate Enterprises Act acting without liability on behalf of the interested parties. The net amount of such sale shall be held available to the parties concerned in the manner established by applicable legislation.

6.	Commitment to purchase the rights of free allocation.- BBVA will undertake to purchase the rights of free allocation, complying strictly with any legal limitations, exclusively to the shareholders of BBVA who have such condition at the time the free allotment rights are allocated and only in connection with the free allotment rights which are originally allocated to them at such time; accordingly, this option will not be available in respect of any free allotment right acquired through a market purchase.

The price at which BBVA will undertake to acquire each right of free allocation will be calculated by the following formula (rounding off to the closest one-thousandth of a euro and, in the event of a half of a thousandth of a euro, by rounding up to the next whole thousandth):

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RP / (NAR + 1)

BBVA’s commitment to acquire rights of free allocation at the price resulting from the aforementioned formula, will remain in force and would be exercised by the shareholders during the trading period for such rights (described in section 5 above).

For this purpose it is agreed to authorise the Bank to acquire such rights of free allocation up to a maximum of the total rights issued, always complying with the legal applicable limits.

7.	Form and rights of the new shares.- The new shares will be represented by book entries, and the books will be managed by Sociedad de Gestión de los Sistemas de Registro, Compensación y Liquidación de Valores, S.A.U. (IBERCLEAR) and its participating entities. The new shares will confer on their holders the same rights as the rest of BBVA’s ordinary shares.

8.	Listing.- It is resolved to apply for listing of the new shares on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform. This also applies to the arrangements and documents required for listing on the foreign securities exchanges where BBVA’s shares are traded at time of issue: currently London and Mexico, and via ADS’s (American Depository Shares), on the securities markets of New York and also on the Lima Stock Exchange, due to the interchange agreement between both markets. These arrangements also apply to the new shares issued as a consequence of the capital increase and BBVA expressly agrees to be bound by present and future rules of these markets, especially regarding contracts, listing and delisting for the official trading system.

For this purpose, authority is conferred on the Board of Directors and the Executive Committee, with express powers of substitution in both cases so that, once this resolution has been adopted, they can make the corresponding applications, draw up and present any appropriate documents in the terms they consider necessary and appropriate, and take any measures that may be needed for such purpose.

For legal purposes it is hereby expressly stated that should a request be made subsequently to delist BBVA’s shares, the Bank will comply with all the formalities required by applicable legislation. It will also guarantee the interests of shareholders who oppose this or who do not vote for delisting, thereby satisfying the requirements of the Corporate Enterprises Act, of the Securities Exchange Act and of other similar or supplementary regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

9.	Execution of the resolution and conferral of authority.- It is resolved to confer authority on the Board of Directors, pursuant to article 297.1.a) of the Corporate Enterprises Act and article 30.c) of the Company Bylaws, empowering it to delegate this authority on the Executive Committee with express powers to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to set the date on which the resolution to increase capital will be carried out that will be determined by observing the provisions of this resolution, within one (1) year of from the date of this resolution and to determine the new wording applicable to article 5 of the Company Bylaws regarding the total amount of share capital and the number of shares comprising it.

Pursuant to article 30.c) of the Company Bylaws, the Board of Directors may refrain from executing the present capital increase in view of market conditions, the circumstances of the Bank itself or a social or economic fact or event that makes the action unadvisable. In such case it will report on this to the first General Shareholders’ Meeting held following the end of the period established for execution.

Likewise, it is resolved to confer authority on the Board of Directors, also pursuant to article 297.1.a) of the Corporate Enterprises Act and also empowering it to delegate the authority on the Executive Committee, with express faculties to delegate it in turn; on the Chairman of the Board of Directors; on the President & COO; on any other Company director; and empower any proxy of the Company to establish the conditions of the capital increase insofar as these are not covered in the foregoing sections and in particular, on the following list which does not constitute a limitation or restriction of any kind:

(i)	To determine the date on which the capital increase will be carried out in accordance with the terms and within the limits defined in the present resolution.

(ii)	To determine the final amount of the capital increase, the number of new shares, the market reference value (up to a maximum of €700,000,000), the number of rights of free allocation necessary to receive one new share in accordance with the provisions established in previous sections.

(iii)	To determine the specific voluntary reserve accounts or sub accounts against which the capital increase will be charged.

(iv)	To establish the period for trading the rights of free allocation in accordance with article 503 of the Corporate Enterprises Act.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(v)	To determine the period in which BBVA’s commitment to acquire rights of free allocation will remain in force and would be exercised by the shareholders in the terms indicated above, which shall take place within the period determined for trading the rights of free allocation.

(vi)	To decline the number of rights of free allocation needed to reconcile the allocation ratio for the new shares, to decline the rights of free allocation that are acquired under the purchase commitment and to decline any rights of free allocation as might be necessary or appropriate.

(vii)	To declare the capital increase finalised and closed at the end of the above period for trading the rights of free allocation, declaring when relevant that subscription was incomplete and signing whatever public and private documents might be needed for the total or partial execution of the capital increase.

(viii)	To amend article 5 of the Bank’s Company Bylaws on share capital.

(ix)	To draw up, sign and present the appropriate issue documents in relation to the issuance of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority and to present any additional or supplementary information or documents required.

(x)	To draw up, sign and present the necessary or appropriate documents for the issue and listing of the new shares to the CNMV (securities exchange authority) or to any other competent Spanish or non-Spanish authority or organisation, assuming responsibility for their contents and to draw up, sign and present any supplements needed, requesting their verification and registration.

(xi)	To carry out any action, declaration or negotiation with the CNMV (securities exchange authority),with the Bank of Spain, with the European Central Bank, with the governing bodies of the securities exchanges, with Sociedad de Bolsas, S.A., IBERCLEAR, , and with any other organisation, entity or register, whether public or private, Spanish or non-Spanish, to obtain (if necessary or advisable) the authorisation, verification and subsequent execution of the issue and the listing of the new shares.

(xii)	To draw up and publish any announcements that may be necessary or advisable.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

(xiii)	To draw up, sign, accredit and, if necessary, to certify any type of document related to the capital increase, including without limit the public and private documents required.

(xiv)	To complete all the necessary formalities so that the new shares associated with the capital increase can be entered in IBERCLEAR’s registers and listed on the securities exchanges in Madrid, Barcelona, Bilbao and Valencia via the Spanish SIBE electronic trading platform and on foreign securities exchanges that list BBVA’s shares at the time of issue.

(xv)	And to take whatever action might be necessary or appropriate to execute and register the capital increase before whatever entities and organisations, whether public or private, Spanish or non-Spanish, including clarifications, supplements and amendment of defects or omissions that might impede or hinder the full effectiveness of the present resolution.

RESOLUTIONS UNDER AGENDA ITEM FIVE

5.1	To approve the amendment of the following articles of the Company Bylaws regarding the operating of General Meeting to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Act 31/2014 of 3rd December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 20. Notice of meeting; Article 24. Representation to attend the Meeting; Article 29. Shareholders’ right to information; Article 30. Powers of the General Meeting, which shall have the following wording:

Article 20. Notice of meeting.

General Meetings will be called at the initiative of the Company’s Board of Directors whenever it deems necessary or advisable for the Company’s interests, and in any case on the dates or within the periods determined by law and these Bylaws.

If requested by one or several shareholders representing at least three per cent of the share capital, the Board of Directors must also convene a General Meeting. The requisition must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred. Likewise, in the period and form established by law, shareholders representing at least three per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda in the notice, providing the new items are accompanied by substantiation or, as appropriate, a substantiated proposed resolution, and submit substantiated proposals for resolutions on matters already included or that should be included in the agenda of the notice of meeting for the General Meeting being convened .

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 24. Proxies for the General Meeting.

Any shareholder who is entitled to attend may be represented at the General Meeting by another person, who need not necessarily be a shareholder.

Proxy must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the Meeting by more than one proxy, except under the circumstances provided in the Act for brokering institutions.

Likewise, authorisation may be conferred by means of remote communications that comply with the requirements laid down by law. Proxies conferred by a fiduciary or merely apparent shareholder will be rejected.

Article 29. Shareholders’ right to information.

Shareholders may request the Board of Directors for information or clarification that they deem necessary regarding the matters on the agenda or send in written questions they deem pertinent, until the fifth day before the General Meeting is scheduled. Shareholders may also request clarification that they deem pertinent about the publicly available information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report.The directors are obliged to furnish the information requested pursuant to the above paragraph, in writing, up until the day on which the General Meeting is held.

During the General Meeting, Company shareholders may verbally request any information or clarification they deem advisable regarding the matters on the agenda. The may also request any clarification they deem necessary regarding the publicly accessible information submitted by the Company to the CNMV (securities exchange authority) since the last General Meeting and regarding the auditor’s report. Should it not be possible to satisfy the shareholder’s right to information there and then, the directors will be obliged to furnish the information requested, in writing and within seven days after the end of the General Meeting.

Directors will be obliged to provide the information requested under the provisions of this article, unless the information is unnecessary to safeguard shareholders’ rights, or if there are objective reasons for considering that it could be used for purposes unrelated to the Company or if its release would harm the Company or associated companies.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Information may not be refused when the request is supported by shareholders representing at least one quarter of the capital.

Article 30. Powers of the General Meeting.

The General Meeting has the following powers:

a)	To amend the Company Bylaws, and to confirm and/or rectify the Board of Directors’ interpretation of them.

b)	To determine the number of seats on the Board of Directors, appoint, re-elect and dismiss Board members, and ratify or revoke any appointments by co-option made by the Board of Directors.

c)	To increase or reduce the share capital, conferring authority, where appropriate, on the Board of Directors to indicate, within the maximum period, pursuant to law, the date or dates of such increase or reduction. The Board of Directors may enforce all or part of this authority or even refrain from enforcing it in consideration of market conditions, the situation of the Company itself or of any fact or event of social or economic importance that may make this advisable. It will report on its decision at the first General Meeting held when the period set for its enforcement has elapsed.

d)	To confer authority on the Board of Directors to increase the share capital as laid down by law. When the General Meeting confers such authority, it may also grant powers to exclude the right pre-emptive subscription over the share issues referred to in the authority, pursuant to the terms and the requirements laid down by law.

e)	To confer authority on the Board of Directors to amend the nominal value of shares representing the share capital, re-wording article 5 of the Company Bylaws.

f)	To issue debentures or other securities recognising or creating debt and are convertible into shares, being also able to delegate to the Board of Directors the power to make such issues as well as exclude or limit the pre-emptive subscription rights, all in the terms and under the requirements laid down by Law.

g)	To examine and approve the annual financial statements, the proposed allocation of profits or losses and the corporate management of each corresponding year, and the consolidated financial statements, where applicable.

h)	To appoint, re-elect and dismiss the auditors.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

i)	To approve the acquisition, disposal or allocation of essential assets to another company. An asset is presumed essential whenever the amount of the transaction exceeds 25% of the value of the assets that appear in the last approved balance sheet.

j)	To approve the transformation, merger, spin off, global assignment of assets and liabilities, dissolution and offshoring of the registered office.

k)	To approve the transfer to subsidiaries of essential activities previously undertaken by the Company itself, even if the Company retains full control of the subsidiaries. Activities are presumed essential whenever the volume of the transaction exceeds 25% of the total assets on the balance sheet.

l)	To approve transactions that are equivalent to the Company’s liquidation.

m)	To approve the final liquidation balance sheet.

n)	To approve the Directors’ remuneration policy in the terms established by Law.

o)	To pronounce on any other matter reserved for the General Meeting by legal provision or by the Company Bylaws.

p)	To approve its Regulations and any later amendments, pursuant to the Board of Director’s proposals.

5.2	To approve the creation of a new Article 39 bis regarding the Lead Director, and the amendment of the following articles in the Company Bylaws, all related to the running of the Board of Directors and the Executive Committee, to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Act 31/2014, dated 3rd December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 37. Vacancies; Article 40. Board meetings and notice of meetings; Article 42. Proxy for Board meetings; and Article 46. Meeting and powers (of the Executive Committee), which shall have the following wording:

Article 37. Vacancies.

If, during the term for which the directors were appointed, seats should fall vacant, the Board of Directors may nominate the persons who are to cover them. Their appointment will be put to the first General Meeting held after the nomination.

Article 39 bis. Lead Director.

If the Chairman of the Board of Directors holds the position of Executive Director, the Board of Directors, with the abstention of the executive directors, must appoint a Lead Director from among the independent directors. The Lead Director shall have the powers attributed by Law, by these Bylaws and by the Board of Directors Regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

Article 40. Board meetings and notice of meetings.

The Board of Directors will meet whenever the Chairman or the Executive Committee deems fit, upon request from the Lead Director or from at least one quarter of the directors.

The Board of Directors will be called by the Chairman and, where this is not possible, by the Deputy Chairman in his/her stead. Should these persons be absent or unable to perform their duties for any reason, the Board of Directors will be called by the eldest director.

Directors constituting at least one third of the Board members may call a meeting, indicating the agenda, to be held in the municipal district where the Company offices are registered if, within one month of being so requested, the Chairman has failed to call a meeting without due cause.

Article 42. Proxy for Board meetings.

A director who does not attend may delegate their proxy to another director. Non-executive directors may only delegate to other non-executive directors.

Article 46. Meeting and powers.

The Executive Committee will meet as often as its Chairman or the person acting in his/her stead considers appropriate or at the request of a majority of its members. It will consider matters falling within the responsibility of the Board which the Board, pursuant to prevailing legislation or these Company Bylaws, resolves to entrust to it.

5.3	To approve the amendment of Article 48 of the Company Bylaws regarding the Audit Committee, to incorporate the Bylaw provision of those committees that must be established by law, in light of new developments in legislation, including, in particular, Act 31/2014, dated 3rd December, which amends the Corporate Enterprises Act insofar as improving corporate governance, which shall have the following wording:

Article 48. Board Committees.

The Board of Directors, in order to better perform its duties, may create those Committees it deems necessary to assist it in matters corresponding to areas of its responsibility, determining their composition, assigning their members and establishing the functions of each.

The above notwithstanding, the Board of Directors must always have at least one permanent Audit Committee, Appointments Committee, Remuneration Committee and Risks Committee, with the composition and functions established by Law, by the Board of Directors Regulations and, when applicable, by their own regulations.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The Committees shall be governed by the provisions of the Law, by the Board of Directors Regulations and by their specific regulations, when applicable, which must be approved by the Board of Directors and, supplementary thereto, in as far as they are not incompatible with their nature, by the provisions relating to the running of the Board of Directors.

The bylaw amendments shall, where applicable, be subject to authorisation from the competent authority.

RESOLUTIONS UNDER AGENDA ITEM SIX

To approve the amendment of the following articles of the General Meeting Regulations to incorporate improvements in the regulation thereof in light of new developments in legislation, including, in particular, Act 31/2014 of 3rd December, which amends the Corporate Enterprises Act insofar as improving corporate governance: Article 3. Powers of the General Meeting; Article 4. Notice of Meeting; Article 5. Publication of Notice of Meeting; Article 5 bis. Supplement to the Notice of Meeting and new resolution proposals; Article 6. Shareholders’ right to information prior to the General Meeting; and Article 9. Proxies for the General Meeting, which shall have the following wording:

ARTICLE 3. POWERS OF THE GENERAL MEETING

Pursuant to the provisions of the law and the Company Bylaws, the General Meeting of Shareholders has the following powers:

i) To amend the Company Bylaws and to confirm and/or rectify the Board of Directors’ interpretation of them.

ii) To determine the number of seats on the Board of Directors, appoint, re-elect and dismiss Board members, and ratify or revoke appointments by co-option made by the Board of Directors.

iii) To increase or reduce the share capital, conferring authority, where appropriate, on the Board of Directors to indicate, within a maximum period, pursuant to law, the date or dates of such increase or reduction. The Board of Directors may enforce all or part of this authority or even refrain from enforcing it in consideration of market conditions, the situation of the Company itself or of any fact or event of social or economic importance that may make this advisable. It will report on its decision at the first General Meeting held when the period set for its enforcement has elapsed.

iv) To confer authority on the Board of Directors to increase share capital as laid down by law. When the General Meeting confers such authority it may also grant powers to exclude the right of pre-emptive subscription over the share issues referred to in the authority, pursuant to the terms and the requirements laid down by law.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

v) To confer authority on the Board of Directors to amend the nominal value of shares representing the share capital, re-wording article 5 of the Company Bylaws.

vi) To issue debentures or other securities recognising or creating debt and are convertible into shares, being also able to delegate to the Board of Directors the power to make such issues as well as exclude or limit the pre-emptive subscription rights, all in the terms and under the requirements laid down by Law.

vii) To examine and approve the annual financial statements, the proposed allocation of profits or losses and the corporate management of each corresponding year, and the consolidated financial statements, where applicable.

viii) To appoint, re-elect and dismiss the auditors.

ix) To approve the acquisition, disposal or allocation of essential assets to another company. An asset is presumed essential whenever the amount of the transaction exceeds 25% of the value of the assets that appear in the last approved balance sheet.

x) To approve the transformation, merger, spin off, global assignment of assets and liabilities, dissolution and offshoring of the registered office.

xi) To approve the transfer to subsidiaries of essential activities previously undertaken by the Company itself, even if the Company retains full control of the subsidiaries. Activities are presumed essential whenever the volume of the transaction exceeds 25% of the total assets on the balance sheet.

xii) To approve transactions that are equivalent to the Company’s liquidation.

xiii) To approve the final liquidation balance sheet.

xiv) To approve the Directors’ remuneration policy in the terms established by Law.

xv) To pronounce on any other matter reserved for the General Meeting by legal provision or by the Company Bylaws.

xvi) To approve its Regulations and any later amendments, pursuant to the Board of Director’s proposals.

ARTICLE 4. NOTICE OF MEETING

General Meetings will be called at the initiative of and according to the agenda determined by the Board of Directors, which must necessarily call them whenever it deems this necessary or advisable for the Company’s interests, and in any case on the dates or in the periods determined by law and the Company Bylaws.

A General Meeting must also be called if requested by one or several shareholders representing at least three per cent of the share capital. The request must expressly state the matters to be dealt with. In such event, the Board of Directors must call the General Meeting so that it is held within the legally established period as of the date on which the Board of Directors is served duly attested notice to call it. The agenda must without fail include the matters to which the request for a Meeting referred.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ARTICLE 5. PUBLICATION OF THE NOTICE OF MEETING

Annual and Extraordinary General Meetings must be called within the notice period required by law. This will be done by means of an announcement published by the Board of Directors or its proxy in the Official Gazette of the Companies Registry (BORME) or one of the highest-readership daily newspapers in Spain, within the notice period required by law, as well as being disseminated on the CNMV (securities exchange authority) website and the Company website, except when legal provisions establish other media for disseminating the notice.

The announcement will indicate the date, time and place of the Meeting and its agenda, which will state all the matters that the Meeting will cover, and any other references that may be required by law.

The announcement will also state the date on which the General Meeting will be held at second summons. At least twenty-four hours must be allowed to elapse between the Meetings held at first and second summons.

The General Meeting announcement will also state the date on which shareholders must have registered their shares in their name in order to be able to take part and vote at the General Meeting; the place and the form in which to obtain the complete transcription of the proposed resolutions, the reports and other documents required by law and by the Company Bylaws, as well as the address of the Company website where the information will be available.

Once the announcement has been published and until the date on which the General Meeting is held, the Company website will contain the documents relating to the General Meeting, including the announcement giving notice of meeting, the total number of shares and voting rights on the date of the notice of meeting, the documents and reports that will be presented to the General Meeting, the complete transcription of the proposed resolutions, the identity, curriculum and category of any Directors whose appointment, ratification or re-election has been proposed and any related proposals and reports required by law, the forms to be used for proxy and remote voting, and any relevant information that shareholders may need to issue their vote and any information required by applicable legislation.

It will also include necessary details regarding shareholder information services, indicating telephone numbers, e-mail addresses, offices and opening hours.

Moreover, where applicable, information will be provided on how to follow or attend the General Meeting over remote media, when this has been established, in accordance with the Company Bylaws. Information on anything else considered useful or convenient for the shareholders for such purposes will also be included.

Pursuant to applicable legislation, the Company will establish an Online Shareholders Forum on its website on the occasion of each General Meeting, providing duly secured access both for individual shareholders and any voluntary associations of shareholders that may be set up, in order to facilitate their communication in the run-up to the General Meeting. Shareholders may post proposals on the Online Forum that they intend to present as supplements to the agenda announced in the notice of meeting, requests to second such proposals, initiatives to reach the threshold for minority rights established by law, and offers or requests for voluntary proxy.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

ARTICLE 5 BIS. SUPPLEMENT TO THE NOTICE OF MEETING AND NEW RESOLUTION PROPOSALS

Shareholders representing at least three per cent of the share capital may request publication of a supplement to the notice of meeting for an Annual General Meeting, including one or more items on the agenda, providing the new items are accompanied by substantiation of their grounds or, where appropriate, a duly substantiated proposed resolution. The right to do this may be enforced by duly attested notification to the Bank’s registered office within five days after the notice of meeting is published. The supplement to the notice of meeting must be published at least fifteen days prior to the date on which the General Meeting is scheduled.

Shareholders representing at least three per cent of the share capital may, within the same period established in the previous section, present duly substantiated proposals of resolutions on matters already included or that must be included in the agenda of the General Meeting being convened. The Company will ensure that these proposed resolutions and the documents that may be attached to them are disseminated amongst the other shareholders.

ARTICLE 6. SHAREHOLDERS’ RIGHT TO INFORMATION PRIOR TO THE GENERAL MEETING

Until the fifth day before the date for which the General Meeting is scheduled, shareholders may ask the Board for information or clarification, or submit written questions regarding the matters on the agenda. Within the same period, shareholders may send in written request for any clarification they deem necessary regarding the publicly accessible information that the Company has filed with the CNMV (securities exchange authority) since the last General Meeting was held and regarding the auditor’s report. Once this period has elapsed, shareholders are entitled to request information and clarification and ask questions during the General Meeting in the form established by article 18 of these Regulations.

Provided that it complies with the time frame and scope requirements established in the Law and this Regulation, the requested information shall be provided in writing to the requester by the Shareholders office until the date of the General Meeting, unless the Chairman deems the information to be unnecessary to safeguard shareholders’ rights, or if there are objective reasons for considering that it could be used for purposes unrelated to the Company or if its release would harm the Company or associated companies.

Information shall not be withheld whenever the request is backed by shareholders representing at least one quarter of the share capital.

When prior to the formulation, the information requested is clear and directly available to all shareholders on the Company website in the format of Frequently Asked Questions., the Directors may answer by simply directing the shareholders to the information in said format.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

The right to information may be exercised through the Company website, which will disseminate the lines of communication open between the Company and its shareholders and explain how shareholders may enforce their right to information. It will indicate the postal and e-mail addresses at which shareholders may contact the Company for such purposes.

In the event of abuse or misuse of the request information, the shareholder shall be liable for any resulting damages and losses.

ARTICLE 9. PROXIES FOR THE GENERAL MEETING

Any shareholder entitled to attend may be represented by another person who need not necessarily be a shareholder.

Proxies must be conferred specifically for each General Meeting, using the proxy form established by the Company, which will be recorded on the attendance card. A single shareholder may not be represented at the General Meeting by more than one proxy, except under the circumstances provided in the Act for brokering institutions.

Representation conferred to someone not eligible by law to act as proxy will be null and void, as will proxies conferred by holders in trust or in apparent agency.

Proxies must be conferred in writing or by remote communication media that comply with the requirements of law regarding remote voting. They must be specific for each General Meeting.

The representative with proxy may represent more than one shareholder. There is no limit on the number of shareholders that can be represented. When a representative has proxies from several shareholders, he/she may vote in different ways according to the instructions given by each shareholder.

Proxies will always be revocable. Should the shareholder represented attend the General Meeting in person, his/her proxy will be deemed null and void.

Revocation of proxy may be done in writing or over electronic media in compliance with the formal requirements and system established for this purpose by the Company.

The number of shares represented will be calculated for the valid constitution of the General Meeting.

RESOLUTIONS UNDER AGENDA ITEM SEVEN

Approve, pursuant to Article 529, section 19, of the Corporate Enterprises Act, the Remuneration policy of directors of Banco Bilbao Vizcaya Argentaria, S.A. The text of this policy has been made available to shareholders as of the date of notice of this General Meeting, together with all other documentation for the General Meeting. It includes a request for a maximum number of shares to be delivered to the executive directors as a result of its execution.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM EIGHT

For the purposes of article 34.1 g) of Act 10/2014 dated 26 June, on the regulation, supervision and solvency of credit institutions, to approve an increase in the number of employees whose professional activities have a significant impact on the Group’s risk profile or perform control functions to which the maximum limit of variable remuneration of up to 200% of the fixed component of the total remuneration for said professionals is applicable, all of which is in accordance with the Recommendations Report issued to such effects by the Banco Bilbao Vizcaya Argentaria, S.A. Board of Directors, on 3 February 2015, and made available to shareholders as of the date on which the General Meeting was called.”

RESOLUTIONS UNDER AGENDA ITEM NINE

Re-elect Deloitte, S.L. as auditors for the accounts of Banco Bilbao Vizcaya Argentaria, S.A. and the Banco Bilbao Vizcaya Argentaria Group for 2015. Deloitte, S.L. is domiciled in Madrid, at Plaza Pablo Ruiz Picasso, 1—Torre Picasso and its tax code is B-79104469; filed under number S-0692 in the Official Registry of Account Auditors in Spain, and in the Madrid Companies Registry under volume 13.650, folio 188, section 8, sheet M-54414.

RESOLUTIONS UNDER AGENDA ITEM TEN

Confer authority on the Board of Directors, with express powers to pass on this authority to the Executive Committee or to the director(s) it deems pertinent as well as to any other person whom the Board expressly empowers for the purpose, with the necessary faculties and as broad as required under law, to establish, interpret, clarify, complete, modify, correct, develop and execute, when they deem most convenient, each of the resolutions adopted by this General Meeting; to draw up and publish the announcements required by law; and to engage in such arrangements as may be necessary to obtain the due authorisations or filings from the Bank of Spain; the Ministries of the Economy & Competitiveness and of Finance & Public Administrations; the CNMV (Spain´s National Securities Market Commission); the entity tasked with the recording of book entries; the Companies Registry; or any public or private body.

Confer also authority on Mr. Francisco González Rodríguez; the President & COO, Mr. Ángel Cano Fernández; and the Company Secretary & Secretary of the Board, Mr. Domingo Armengol Calvo, so that any of them may severally engage in such acts as may be appropriate to implement the resolutions adopted by this General Meeting, in order to file them with the Companies Registry and with any other Registries, including in particular, and among other powers, that of appearing before any Notary Public to grant the public deeds and notarised documents necessary or advisable for such purpose, correct, ratify, interpret or supplement what has been resolved and formalise any other public or private document that may be necessary or advisable until the implementation and full filing of the resolutions adopted is achieved, without needing a further General Meeting resolution, and to make the mandatory deposit of the individual and consolidated annual financial statements in the Companies Registry.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

RESOLUTIONS UNDER AGENDA ITEM ELEVEN

Approve, on a consultative basis, the Annual Report on Directors’ Remuneration in Banco Bilbao Vizcaya Argentaria, S.A., which has been made available to shareholders together with the rest of the documents relating to the General Meeting as of the date on which the Meeting was called.

This English version is a translation of the original in Spanish for information purposes only. In case of a discrepancy, the Spanish original will prevail.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Bilbao Vizcaya Argentaria, S.A.

Date: March 16, 2015	By: /s/ Domingo Armengol Calvo
Name: Domingo Armengol Calvo
Title: Authorized representative